Exhibit 99.2

Form of Proxy Card

Intercont (Cayman) Ltd.
PROXY FOR 2026 EXTRAORDINARY MEETING OF SHAREHOLDERS

January 26, 2026

THE BOARD RECOMMENDS A VOTE FOR
THE FOLLOWING PROPOSALS.

I.    To increase the authorized share capital of the Company from US$50,000.00 divided into 500,000,000.00 Ordinary Shares of par value US$0.0001 each to US$100,000.00 divided into 1,000,000,000.00 Ordinary Shares of par value US$0.0001 each.

This proposal is referred to as the “Share Capital Increase Proposal” or “Proposal No. 1”

☐	FOR	☐	AGAINST	☐	ABSTAIN

II.    To authorize, establish, and designate two new classes of ordinary shares of US$0.0001 par value each, being the Class A Ordinary Shares and the Class B Ordinary Shares, with each of the Class A Shares and Class B Shares having the rights, obligations and privileges set out in the Second Amended and Restated Memorandum and Articles of Association of the Company as defined below. Both the Class A Ordinary Shares and the Class B Ordinary Shares will have the same rights as the existing ordinary shares except that the Class B Ordinary Shares will have weighted voting rights. Each Class B Ordinary Share shall have thirty (30) votes at a meeting of the shareholders or on any resolution of shareholders whereas each Class A Ordinary Share shall only have one (1) vote. Each outstanding Class B Ordinary Share is convertible at any time after issuance at the option of the holder into one (1) Class A Ordinary Share. The Class A Shares will not be convertible into shares of any other class.

This proposal is referred to as the “New Class of Shares Proposal” or “Proposal No. 2

☐	FOR	☐	AGAINST	☐	ABSTAIN

III.    To redesignate:

•        an aggregate 5,164,951 authorized and issued Ordinary Shares, including 908,708 authorized and issued Ordinary Shares held by EASCOR HOLDING LIMITED and 4,256,243 authorised and issued Ordinary Shares held by BEVERLY HOLDING LIMITED, as Class B Shares;

•        the remaining 25,319,350 of the authorized and issued Ordinary Shares, as Class A Shares; and

•        969,515,699 of the authorized but unissued Ordinary Shares as Class A Shares.

This proposal is referred to as the “Redesignation Proposal” or “Proposal No. 3”

☐	FOR	☐	AGAINST	☐	ABSTAIN

IV.    Regardless whether Proposals No. 1 — No. 3 have been approved and adopted by our shareholders, to pass an ordinary resolutions that, in the event that the closing bid price per listed share of the Company (ticker symbol: NCT) on the NASDAQ Capital Market in the United States of America falls below US$1.00, each of the 1,000,000,000 authorised ordinary shares in the Company of par value of US$0.0001 each (including all issued Class A and Class B Shares and any unissued Class A and Class B Shares) be consolidated at such consolidation ratio and such effective time as the board of Director may determine at their sole discretion within 180 days of obtaining the requisite shareholder approval for the proposed consolidation of shares, provided that the aforesaid consolidation ratio shall be no more than 100:1, with such consolidated shares each having the same rights and being subject to the same restrictions as set out in the Articles.

This proposal is referred to as the “Consolidation of Shares Proposal” or “Proposal No. 4”

☐	FOR	☐	AGAINST	☐	ABSTAIN

V.    To generally update the Amended and Restated Memorandum and Articles of Association (the “Existing Articles”) by amending and restating its Memorandum and Articles in the form attached hereto as Annex A (the “Second Amended and Restated Memorandum and Articles of Association”).

This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 5”

☐	FOR	☐	AGAINST	☐	ABSTAIN

This Proxy is solicited on behalf of the management of Intercont (Cayman) Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE:

By Internet, which we encourage if you have Internet access:

Step 1: Go to http://www.transhare.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the tab for “Intercont (Cayman) Ltd.”

Step 4: Click “Submit Your Vote” link

Step 5: Enter your Control Number

TO VOTE BY EMAIL:    Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX:    Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL:    Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT:    Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: